FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Securities and Insurance and local Stock Exchanges,  related to a fine imposed by the Superintendency of Banks and Financial Institutions of Chile in connection with the erroneous forwarding of current account statements by electronic mail. The same information will be published in a local newspaper in the upcoming days.

Santiago, July 9, 2012

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information  that on July 9, 2012, according to article 19 of the Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of CLP 40,000,000 (Chilean pesos) to Banco de Chile, in connection with the forwarding and delivering service by electronic mail corresponding to  June 2012 current account  statements.

The aforementioned regulation establishes requirements for banks to maintain  adequate operational risk management to assess the risks involved in outsourced activities and take appropriate mitigation measures. In this regard, banks must ensure that the outsourced services provide sufficient security to  permanently protect the confidentiality, integrity, accuracy and quality of information and data, circumstances that at this time were not met.

In addition, the Superintendent ordered Banco de Chile to enable dedicated attention points to deal with customer inquiries and  submissions in connection with the erroneous forwarding by electronic mail of current account statements to its clients.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2012.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO